UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

XTL Biopharmaceuticals joins corporate advisory council
of the lupus foundation of america

Collaborating to bring an effective treatment to market for the 1.5 million Americans living with lupus

RAANANA, Israel - (January 27, 2016) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing its lead product for the treatment of lupus, today announced that it has accepted the Lupus Foundation of America’s (LFA) invitation to join the foundation’s Corporate Advisory Council (CAC) as of January 2016.

The CAC is a collaboration of biotechnology and pharmaceutical industry representatives formed by the Foundation to advance its goal of stimulating development of an arsenal of treatments for lupus and getting them to the people who need them. The LFA-CAC partnership seeks to advance the science and medicine of lupus and bringing down barriers to securing approval of new, more tolerable and effective therapies for lupus.

"We welcome XTL Biopharmaceuticals as a new member of our Corporate Advisory Council,” said Sandra C. Raymond, President and CEO of the Lupus Foundation of America. “XTL joins our global network of lupus scientists, physicians, industry leaders and people with lupus to help improve how new drugs are tested and evaluated so we can deliver more targeted and safer treatments to people with lupus faster. We are pleased to see the re-emergence of research on the drug candidate, hCDR1 (edratide), as a potential new treatment for lupus under XTL.”

Josh Levine, Chief Executive Officer of XTL, commented, “We are very pleased to accept the Lupus Foundation of America’s invitation to join its Corporate Advisory Council and work with our co-members in an effort to advance effective treatments for systemic lupus erythematosus (SLE) which continues to represent a significant unmet medical need. We look forward to an exchange of industry-advancing ideas with colleagues and sharing our development experience with our lead asset, hCDR1.”

“Having recently received encouraging feedback from the U.S. Food and Drug Administration on our pre-investigational new drug (IND) meeting package for hCDR1 in the treatment of SLE, we expect to file the IND shortly and initiate the Phase 2 study in the second half of 2016,” Levine added.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and with clinical data on over 400 patients in 3 clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one and possibly more clinically meaningful endpoints. For more information please see a peer reviewed article in Lupus Science and Medicine journal (http://lupus.bmj.com/content/2/1/e000104.full).

About Systemic Lupus Erythematosus (SLE)

Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, central nervous system, heart, hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking the normal organs and causing irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women of childbearing years. There has been only one drug approved by the FDA in the last over 50 years and recently two of the few drugs in advanced development did not meet their primary endpoints in Phase 3 trials.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases including lupus. The Company's lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of systemic lupus erythematosus (SLE). There currently is no effective treatment on the market for SLE. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals. Based on safety and efficacy data shown in a completed Phase 2 study, the Company expects to initiate a Phase 2 trial in 2016.

XTL is traded on the Nasdaq Capital Market (XTLB) and the Tel Aviv Stock Exchange (XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

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Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 28 2015.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 27, 2016	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer